EXHIBIT 11.2

                      DIALOGIC CORPORATION AND SUBSIDIARIES

                         CALCULATION OF INCOME PER SHARE
                    (In thousands, except per share amounts)



                                                Three Months Ended
                                                 March 31, 1996
Income applicable to shares used in
    calculation of income per share               $  10,612
                                                  =========

Shares used in calculation of income per share:
Weighted average shares outstanding                  15,518
Dilutive effect of stock options after
    application of treasury stock method                738

Number of shares used in calculation
           of income per share                       16,256
                                                     ------
       Income per share                              $  .65
                                                     ------


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